

SECU[illegible] [illegible]MMISSION

02006597

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-48373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 05 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Crest Management Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 North Broad Street
(No. and Street)

Ridgewood	New Jersey	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aiman Salem (201) 447-2300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Aiman Salem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crest Management Partners, L.P., as of December, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

YEXENIA DIAZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Dec. 8, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREST MANAGEMENT PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS		
Cash	$	1,355
Receivable from clearing broker		3,144,657
Securities owned, at market value		737,352
	$	3,883,364
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold, not yet purchased, at market value	$	1,052,554
Due to clearing broker		24,107
Total liabilities		1,076,661
Commitments and contingencies		
Partners' capital		
General partner		2,790,427
Limited partner		16,276
		2,806,703
	$	3,883,364

See accompanying notes to financial statements.

CREST MANAGEMENT PARTNERS, L.P.

7 North Broad Street
Ridgewood, NJ 07450-3801

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Annual Audit Report
December 31, 2001
SEC File 8-48373

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Statement of Financial Condition, which is bound separately, be deemed confidential pursuant to the rule.

Very truly yours,

Aiman Salem 2/21/02
Date

AS:br

CREST MANAGEMENT PARTNERS, L.P.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

A CLAIM OF EXEMPTION FROM CERTAIN REGULATORY REQUIREMENTS HAS BEEN FILED WITH THE COMMODITY FUTURES TRADING COMMISSION PURSUANT TO REGULATION 4.7 BY THE COMMODITY POOL OPERATOR OF CREST MANAGEMENT PARTNERS, L.P.

CREST MANAGEMENT PARTNERS, L.P.

CONTENTS

CREST MANAGEMENT PARTNERS, L.P.

AFFIRMATION OF THE COMMODITY POOL OPERATOR

To the best of the knowledge and belief of the undersigned, the information contained in the annual report for the year ended December 31, 2001 is accurate and complete.

Mr. Peter Thomas President
Crest Capital LLC, General Partner
Crest Management Partners, L.P.

Commodity Pool Operator:

Crest Capital LLC
41 North Broad Street, 2nd Floor
Ridgewood, New Jersey 07450
(201) 447-2300

Commodity Pool:

Crest Management Partners, L.P.

1177 Avenue of the Americas
New York, New York 10036-2714
212-490-7700/Fax 212-730-6892

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337

Website: http://www.rkco.com


Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Crest Management Partners, L.P.

We have audited the accompanying statement of financial condition of Crest Management Partners, L.P. as of December 31, 2001, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crest Management Partners, L.P. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 31, 2002

CREST MANAGEMENT PARTNERS, L.P.

STATEMENT OF OPERATIONS

Year Ended December 31, 2001

Revenues	
Principal transactions	$ 411,373
Commodities transactions	249,454
Interest and dividends	113,447
	774,274
Expenses	
Interest	15,802
Other expenses	2,980
	18,782
Net income	$ 755,492

See accompanying notes to financial statements.

CREST MANAGEMENT PARTNERS, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

Year Ended December 31, 2001

	General Partner	Limited Partner	Partners' Capital
Partners' capital, beginning of year	$ 2,039,468	$ 11,743	$ 2,051,211
Net income	750,959	4,533	755,492
Partners' capital, end of year	$ 2,790,427	$ 16,276	$ 2,806,703

See accompanying notes to financial statements.

CREST MANAGEMENT PARTNERS, L.P.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 755,492
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivable from clearing broker	1,628,282
Securities owned, at market	2,011,423
Other assets	1,688
Securities sold, not yet purchased, at market	(2,569,851)
Due to clearing broker	(1,826,791)
Net increase in cash and net cash provided by operating activities	243
Cash, beginnning of year	1,112
Cash, end of year	$ 1,355
Supplemental disclosure of cash flow information, cash paid during the year for interest	$ 15,802

See accompanying notes to financial statements.

1. Nature of business

Crest Management Partners, L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC). The Partnership is also a member of the National Futures Association (NFA) and an associate member of the American Stock Exchange (AMEX). The Partnership's operations consist primarily of engaging in proprietary trading transactions.

2. Summary of significant accounting policies

Securities Owned and Securities Sold, Not Yet Purchased, at market

All securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in revenues.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Income Taxes

As a partnership, no provision for federal and state income taxes is required as each partner is responsible for reporting their share of the Partnership's income or loss on their personal tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased at December 31, 2001 consist of equity securities of approximately $737,000 and $1,053,000, respectfully.

4. Net capital requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Partnership's net capital was approximately $2,540,000, which was approximately $2,440,000 in excess of its minimum requirement of $100,000.

5. Concentrations of credit risk

The Partnership, pursuant to a clearance agreement, conducts business as a clearing broker for its own trading activities. The securities owned, securities sold short and the receivable from clearing broker reflected on the statement of financial condition are positions with and amounts due pursuant to this clearance agreement.

6. Due to/from clearing broker

The due to clearing broker is due on demand and is collateralized by all Partnership-owned securities held by, or deposited with, the clearing broker. Interest is charged at the clearing broker's call rate. Amounts due from clearing broker may be restricted to the extent that they serve as deposits for securities sold short.

7. Off-balance sheet risk

The Partnership is subject to certain inherent risks arising from its trading activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in these financial statements.

8. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Related party transactions

The General Partner (the "GP") of the Partnership is Crest Capital, LLC, which manages the operations of the Partnership. The GP is required by the Limited Partnership Agreement (the "Agreement") to maintain a capital balance in an aggregate amount equal to at least the lessor of 1.01% of the aggregate net capital contributions made to the Partnership by all the partners or $500,000.

As compensation for the GP's services, upon each calendar quarter end, the Partnership shall pay the GP a management fee and an incentive fee, based on certain guidelines in the Agreement. The GP has waived both the management and incentive fee for the year ended December 31, 2001.

CREST MANAGEMENT PARTNERS, L.P.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Partners' capital		$ 2,806,703
Less nonallowable assets and other charges		37,800
Net capital before haircuts		2,768,903
Haircuts		
Equity securities		(229,015)
Net capital		$ 2,539,888
Aggregate indebtedness		$ 24,107
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 2,000
Minimum net capital required (under SEC Rule 15c3-1)		$ 100,000
Minimum net capital requirement (under CFTC Regulation 1.17)		$ 30,000
Excess net capital ($2,539,888 - $100,000)		$ 2,439,888
Percentage of aggregate indebtedness to net capital	$ 24,107 / $ 2,539,888	1%

CREST MANAGEMENT PARTNERS, L.P.

SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Net capital, as reported in Company's Part II-A Focus Report *(unaudited)*	$	2,477,364
Add		
Decrease in haircuts		62,524
Net capital, as adjusted	$	2,539,888

1177 Avenue of the Americas
New York, New York 10036-2714
212-490-7700/Fax 212-730-6892

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337

Website: http://www.rkco.com


Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
Crest Management Partners, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Crest Management Partners, L.P. (the "Company") as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The partners of the Partnership are responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the Partnership are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with partners authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the Commission objectives.

This report recognizes that it is not practicable in an organization the size of Crest Management Partners, L.P. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by the partners.

This report is intended solely for the information and use of the partners, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 31, 2002